UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Director / CFO

February 8, 2013

To whom it may concern

Mizuho Financial Group, Inc.

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces changes in the directors of the following entities within the Group :

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

Tel: +81-(0)3-5224-2026
Public Relations Office
Corporate Communications
Mizuho Financial Group, Inc.

【Mizuho Bank, Ltd. (MHBK)】

Name	New Position (effective as of April 1, 2013)	Current Position
Mr. Takeo Nakano	Retired	Deputy President (Representative Director) and Deputy President-Executive Officer Head of Internal Audit Group

【Mizuho Corporate Bank, Ltd. (MHCB)】

Name	New Position (effective as of April 1, 2013)	Current Position
Mr. Mitsuhiro Nagahama	Retired	Deputy President (Representative Director) and Deputy President-Executive Officer

【Mizuho Trust & Banking Co., Ltd. (MHTB)】

Name	New Position (effective as of April 1, 2013)	Current Position
Mr. Takashi	Chairman	President & CEO
Nonaka		(Representative Director)

Mr. Takeo	President & CEO	—
Nakano	(Representative Director)

Mr. Norimasa Kuroda	Retired	Chairman

The appointment of Mr. Takeo Nakano as director is subject to approval at the general meeting of shareholders of MHTB to be held on April 1, 2013.

【Mizuho Securities Co., Ltd. (MHSC)】

Name	New Position (effective as of April 1, 2013)	Current Position
Mr. Mitsuhiro	Chairman	—
Nagahama

　The appointment of Mr. Mitsuhiro Nagahama as director is subject to approval at the general meeting of shareholders of MHSC to be held on April 1, 2013.